emerging markets equities fund, inc.

AMENDED AND RESTATED ADMINISTRATIVE SERVICES AGREEMENT

WHEREAS, Emerging Markets Equities Fund, Inc. (the “Fund”), is a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company that offers Class F-2 shares and Class F-3 shares (“Class F shares”); and Class R-6 shares of common stock (Class F shares and Class R shares, collectively the “shares”);

WHEREAS, Capital International, Inc. (the “Investment Adviser”), is a California corporation registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and related services to the Fund;

WHEREAS, the Fund wishes to have the Investment Adviser assist financial advisers and other intermediaries with their provision of service to shareholders of the Fund and to arrange for and coordinate, monitor and oversee the activities performed by the third parties with which affiliates of the Investment Adviser contract for the provision of sub-transfer agency services (the “administrative services”);

WHEREAS, the Investment Adviser is willing to perform or to cause to be performed such administrative services for the Fund’s shares on the terms and conditions set forth herein; and

WHEREAS, the Fund and the Investment Adviser wish to enter into an Administrative Services Agreement (“Agreement”) whereby the Investment Adviser would perform or cause to be performed such administrative services for the Fund’s shares;

NOW, THEREFORE, the parties agree as follows:

1.               Services. During the term of this Agreement, the Investment Adviser shall perform or cause to be performed the administrative services set forth in Exhibit A hereto, as such exhibit may be amended from time to time by mutual consent of the parties.

2.               Fees. In consideration of administrative services performed by the Investment Adviser for the Fund’s shares the Fund shall pay the Investment Adviser an administrative services fee (“administrative fee”). For the Fund’s Class F-3 shares and Class R-6 shares, the administrative fee shall accrue daily and shall be calculated at the annual rate of 0.05% of the average daily net assets of those shares. The administrative fee shall be invoiced and paid within 30 days after the end of the month in which the administrative services were performed.

3.               Effective Date and Termination of Agreement. This Agreement shall become effective on September 11, 2025 and unless terminated sooner it shall continue in effect until January 31, 2026. It may thereafter be continued from year to year only with the approval of a majority of those directors of the Fund who are not “interested persons” of the Fund (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Agreement or any agreement related to it (the “Independent Directors”). This Agreement may be terminated as to the Fund as a whole or any class of shares individually at any time by vote of a majority of the Independent Directors. The Investment Adviser may terminate this agreement upon sixty (60) days’ prior written notice to the Fund.

4.               Amendment. No material amendment to this Agreement shall be made unless such amendment is approved by the vote of a majority of the Independent Directors.

5.               Assignment. This Agreement shall not be assignable by either party hereto and in the event of assignment shall automatically terminate forthwith. The term “assignment” shall have the meaning set forth in the 1940 Act. Notwithstanding the foregoing, the Investment Adviser is specifically authorized to contract with its affiliates for the provision of administrative services on behalf of the Fund.

6.               Issuance of Series of Shares. If the Fund shall at any time issue shares in more than one series, this Agreement may be adopted, amended, continued or renewed with respect to a series as provided herein, notwithstanding that such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other series of the Fund.

7.               Choice of Law. This Agreement shall be construed under and shall be governed by the laws of the State of California, and the parties hereto agree that proper venue of any action with respect hereto shall be Los Angeles County, California.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized, as of September 11, 2025.

CAPITAL INTERNATIONAL, INC.	emerging markets equities fund, inc.

By: /s/ Naseem Z. Nixon	By: /s/ Jennifer L. Butler
Naseem Z. Nixon	Jennifer L. Butler
Vice President and Secretary	Secretary

EXHIBIT A

to the

Administrative Services Agreement

1.	Assisting Financial Intermediaries in their Provision of Shareholder Services

The Investment Adviser shall assist financial advisers and other intermediaries in their provision of services to shareholders of the Fund. Such assistance shall include, but not be limited to, responding to a variety of inquiries such as cost basis information, share class conversion policies, retirement plan distribution requirements, Fund investment policies and Fund market timing policies. In addition, the Investment Adviser shall provide such intermediaries with in-depth information on current market developments and economic trends/forecasts and their effects on the Fund and detailed Fund analytics, and such other matters as may reasonably be requested by financial advisers or other intermediaries to assist them in their provision of service to shareholders of the Fund.

2.	Coordination, Oversight and Monitoring of Service Providers

The Investment Adviser is responsible for establishing and maintaining a framework to oversee third-party service providers engaged by its affiliates to perform sub-transfer agency services. In doing so the Investment Adviser shall establish processes to assess adherence to the terms of applicable agreements with third-party service providers, the funds’ then current prospectuses, and other regulatory requirements and applicable standards. These oversight processes may, but need not, include assessing the controls of third-party service providers as to: (i) transaction processing, (ii) shareholder communications, (iii) commission/fee calculations, (iv) cash and share reconciliations, (v) risk governance programs, (vi) information security programs, and (vii) business continuity/disaster recovery programs.